January 9, 2008

Perry J. Hindin, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.

Re:       Stryker Corporation

            Definitive 14A

            Filed March 16, 2007

            File No. 000-09165

Dear Mr. Hindin:

This letter is in response to your letter dated and received December 5, 2007 in which certain information in response to comments set forth therein was requested with respect to our filing referred to above.  Each of your comments is addressed separately below.  For your convenience, we have restated your comment prior to our response.

Annual Bonus, page 9

1.  We reissue our prior comment 5.  Please provide us with a detailed explanation for your conclusion that disclosure of the targets applicable to Messrs. Johnson, Kemler and Cattani is not required because it would result in competitive harm.

Response -- We believe that the thrust of our response to prior comment 5 was perhaps misunderstood.  In our 2007 Proxy Statement, we disclosed the quantitative measures of performance for Messrs. Johnson, Kemler and Cattani, both thresholds and targets, but did so in terms of the percentage increase over the actual results for the prior year - not absolute dollar amounts.  We believe that this disclosure satisfies the purposes of the Compensation Discussion and Analysis with respect to this element of compensation by (1) providing investors the material information that is necessary to an understanding of our bonus plans policies and decisions, (2) making it possible to assess the link between bonus payments and required business group performance and (3) giving investors information sufficient to assess the degree of difficulty inherent in the bonus plans for these individuals and that it does so in a manner that is more meaningful than disclosure of the absolute dollar amounts.  Using Mr. Johnson and operating income (which will be assumed to have been $1,000,000 in 2005) as the example, we believe the investor is better served by disclosure that Mr. Johnson's 2006 threshold in order to receive any bonus is 12% growth in operating income over the prior year's actual and that his 2006 target is 23.8% growth in operating income over the prior year's actual, than by disclosure that his 2006 bonus threshold for that measure was $1,120,000 and the target was $1,238,000.  We believe that percentages make it easier to grasp the magnitude of what is required in order to earn a bonus payment, especially when the number is something other than a round $1,000,000, which will invariably be the case.

2.  We note your response to our prior comment 11.  You indicate in the last sentence of your response that to the extent you engage in actual benchmarking, you will discuss and explain why and how comparative information is used and the extent that discretion is exercised.  To the extent you engage in benchmarking, please also identify the benchmarked companies in future filings.

Response -- On page 17 of our 2007 Proxy Statement, we identified the companies for which specific information on compensation levels for their chief executive officers was provided to our Compensation Committee in connection with the determination of our chief executive officer's compensation for 2006.  We will do the same in our 2008 Proxy Statement since the same type of information was provided to the Committee.  Likewise, to the extent we engage in benchmarking for any of the named executive officers, including our chief executive officer, in the future, we will identify the benchmarked companies.  As was discussed on pages 15 and 17 of our 2007 Proxy Statement, we had also provided the Compensation Committee with data summarizing executive officer compensation levels of executive officers at 125 precision instruments companies from a survey published by The Conference Board.  The survey data was made available to the Compensation Committee only as general information.  No specific comparisons of Stryker's executive pay elements were made to this survey data and it was not used as a benchmark.  The specific identities of the 125 companies in the survey were not material to the Committee. Therefore, we do not believe that listing the 125 companies is material to an understanding of our compensation policies, practices and programs.

We trust that we have been responsive and have provided you with the information that you are seeking.  If you have further comments regarding these matters, we would appreciate the opportunity to discuss them with you before another comment letter is issued.  In that case or if there is further information that you would like from us regarding either of these matters, please contact me at (269) 385-7291.

Sincerely,

/s/ MICHAEL W. RUDE
Michael W. Rude

Vice President, Human Resources